UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2013
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 27, 2013, announcing preliminary financial results for the quarter ended September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 27, 2013	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2013 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, November 27, 2013. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2013.

Highlights

•	Declares third quarter dividend of $0.39 per share

•	Refinanced $390 million bank debt related to an ultra-deepwater drilling rig

•	Disposal of two older VLCCs

•	Selected key financial data:

Three Months Ended
	Sep 30, 2013	Jun 30, 2013
Charter revenues(1)	$157m	$154m
EBITDA(2)	$121m	$122m
Net income	$13m	$25m
Earnings per share	$0.14	$0.29

Dividends and Results for the Quarter Ended September 30, 2013
The Board of Directors has declared a quarterly cash dividend of $0.39 per share, and Ship Finance has now declared dividends for 39 consecutive quarters. The dividend will be paid on or about December 30, 2013 to shareholders of record as of December 12, 2013. The ex-dividend date will be December 10, 2013.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $68.1 million, or $0.73 per share, in the third quarter of 2013. This number excludes $13.8 million of revenues classified as ‘repayment of investments in finance lease’, and also excludes $76.1 million of charter revenues earned by assets classified as ‘investment in associate’.
Reported net operating income pursuant to U.S. GAAP for the quarter was $24.3 million, or $0.26 per share, and reported net income was $13.5 million, or $0.14 per share. This includes a recorded non-cash mark-to-market loss related to interest rate hedge derivatives and approximately $1 million of non-cash expense of theoretical equity cost relating to one of our convertible bonds. The quarter also includes $1.4 million of drydocking costs which were fully expensed in the quarter.
Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: “Over the last 12 months, we have successfully raised a combined amount of more than $2.5 billion in equity, bonds, convertible notes and bank financing. The Company has in a timely manner addressed debt maturities and refinanced both secured and unsecured debt, in addition to raising capital earmarked for growth.”
Mr Hjertaker continued: “With the ordering of four 8,700 TEU container vessels and the acquisition of a harsh environment jack-up drilling rig, we have in 2013 committed to gross investments of around $950 million, and look forward to the positive cash contribution from these investments in 2014 and onwards. ”

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of September 30, 2013 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 66 vessels and rigs was approximately $5.1 billion, with an average remaining charter term of 5.8 years, or 10.2 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In November 2013, the Company sold the two older VLCCs Front Champion (1998 built) and Golden Victory (1999 built) to unrelated third parties. The Company simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline Ltd. ("Frontline"). The vessels were delivered to the new owners in November 2013 and Ship Finance received cash proceeds of approximately $43 million, including approximately $11 million in upfront payments from Frontline. In addition, we received approximately $79 million in 7.5% amortizing notes from Frontline. The amortization profile and maturity of the notes matches the old charters for the two vessels, with reduced rates until end 2015 and full rates from 2016.
Front Champion and Golden Victory were acquired in 2005 with the highest charter rates across the vessels on charter to Frontline, and the level of compensation payments for early termination is a reflection of this. Net upfront cash proceeds, after prepayment of associated debt, was approximately $20 million. In addition, the notes are expected to generate an improved net cash flow of approximately $2.4 million in 2014 compared to the old charter and financing structure.
While the spot VLCC and Suezmax markets have recently shown some signs of recovery, the market in the third quarter remained at the low levels seen in the first and second quarters. Despite the recent market upswing, the Company does not expect any material cash sweep or profit share contribution from the vessels on charter to Frontline in 2013, but could have a positive effect in 2014 if the firm market continues. The cash sweep contribution in 2012 was more than $50 million.
The total available loan amount relating to the Frontline vessels was approximately $406 million as at September 30, 2013, but only approximately $227 million was drawn at quarter end. This is significantly below scrap values. Following the sale of Front Champion and Golden Victory, the outstanding loan amounts have been further reduced. If fully drawn, the loan facilities will amortize by approximately $17 million per quarter until the first quarter of 2015, but given the current low outstanding amounts, no net amortization should be required in the near term, effectively improving distributable cash flow.
With a majority of our charter revenues currently sourced from the offshore segment, the adjusted EBITDA from the vessels on charter to Frontline was limited to only 19% of the total in the third quarter of 2013.
The Suezmax tankers Glorycrown (2009 built) and Everbright (2010 built) were chartered out on hire-purchase agreements to a Hong Kong based company, but the charterer repeatedly failed to pay the charter hire when due. Following several efforts to amend and modify the agreements in order to find an amicable structure, we decided to terminate the agreements in September 2013 and the vessels are now traded in the spot market. The intention is to find suitable long-term employment for the vessels, but until then the vessels will continue to trade in the spot market.
The Company’s four Handysize drybulk carriers employed in the short-term charter market are chartered out on contracts with a 50% profit share above the fixed base rates. These vessels generated profit share earnings of $0.2 million in the third quarter. Reports from brokers suggest that long-term charter rates are only marginally above the short-term charter rates, and the Company intends to employ these four vessels in the short-term market until long-term charter rates recover.
The Company has seven feeder-size 1,700-2,800 TEU container vessels, all of which are employed in the short-term market. The market for chartering out such vessels is still soft, and with the long-term charter market only marginally higher than the short-term market, the Company’s intention is to continue employing these seven vessels in the short-term market.

In 2011, the Company invested $50 million in a tax-lease structure linked to the 13,800 TEU container vessels CMA-CGM Corte Real and CMA-CGM Magellan. While the overall structure was for a 15-year lease profile, the tax structure provides incentives for the charterer to exercise their option to terminate early. We have been notified that this will take place in the first quarter of 2014, and we intend to re-invest the capital in new projects.
The Company has four 4,800 TEU container vessels under construction in China, in combination with long-term charters to a leading container operator. There have been delays on account of the shipyard in the construction of the vessels, and the first vessel is now scheduled for delivery in December 2013. Ship Finance is actively monitoring the situation as the long-term charters are closely linked to the newbuilding contracts. If one or more of the contracts and corresponding charters are terminated, the Company will be refunded all amounts paid to the shipyard with interest, and the capital will be made available for other investments.
The Company’s four 8,700 TEU container vessels under construction in Korea are on schedule and without delays. Two vessels are scheduled for delivery in the fourth quarter of 2014 and two vessels in the first quarter of 2015. The vessels are being marketed for medium to long-term charters, and we see significant interest from potential charterers, but have not yet concluded employment for the vessels. We plan to arrange the long-term financing of these vessels in due course and well ahead of delivery from the shipyard.

The Company’s four drilling units currently in operation, and the fifth one under construction, are all on long-term fixed-rate bareboat contracts to subsidiaries of Seadrill Limited, Apexindo International Pte. Ltd. and North Atlantic Drilling Ltd. The drilling units in operation generated approximately $73 million of combined charter revenues in the third quarter, and the newbuilding West Linus will generate charter revenues from delivery from the shipyard in Singapore, currently scheduled for early January 2014. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and drybulk carriers. The majority of our vessels and rigs, including newbuildings, are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure
As of September 30, 2013, Ship Finance had a total liquidity position of approximately $239 million including approximately $59 million in cash and cash equivalents and approximately $180 million available under revolving credit facilities. In addition, the Company had approximately $67 million of assets classified as available for sale securities. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
In November 2013, the existing debt on the ultra-deepwater drilling rig West Taurus was refinanced with a new five-year $390 million bank loan with a syndicate of banks. This was the last of three ultra deepwater drilling units due for refinancing in 2013.
At quarter-end, the Company had eight container vessels and a jack-up drilling rig under construction. Of the remaining $150 million of yard installments relating to the four 4,800 TEU newbuildings, only $30 million is expected to be funded from our cash position, and the remaining amount will be funded by drawing on committed bank loans. Yard installments of $34 million have been paid in relation to the four 8,700 TEU vessels, and the remaining $307 million is expected to be funded by a combination of bank debt and equity from the Company’s cash position. The net amount of $405 million payable at delivery of the jack-up rig West Linus, now scheduled for early January 2014, will be funded by the already committed post-delivery financing.

Newbuilding payment overview

As at September 30, 2013	4Q 2013	2014	2015	Total
4 x 4,800 teu	$46 mill.	$104 mill.	—	$150 mill.
4 x 8,700 teu	$26 mill.	$179 mill.	$102 mill.	$307 mill.
West Linus	—	$405 mill.	—	$405 mill.
Committed financing	$(37) mill.	$(488) mill.	—	$(525) mill.
Net investment(1)	$35 mill.	$200 mill.	$102 mill.	$337 mill.

(1)    A negative number for ‘net investments’ means that the transactions will be cash positive for the Company

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 10 years average remaining weighted charter coverage provides the Company with a robust business platform.
While there have been situations where we have renegotiated terms or charters have been terminated, the majority of our shipping clients have performed well during the recent shipping downturn. A significant portion of our distribution capacity derives from the offshore segment which, unlike the shipping segment, has been very strong for a long period.
The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. The recent successful transactions in the debt, bond and equity markets confirm Ship Finance’s strong position in the market.
The dividend declared in the quarter is higher than the reported net income, and is a reflection of the long-term view taken by the Board of Directors with respect to the distribution capacity. Several new assets will be delivered in 2014 and we have significant capital available for new accretive investments.
Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as ‘investment in associate’ using the ‘equity method’. Prior to June 2013 the drilling rigs West Taurus and West Hercules were both owned by SFL Deepwater Ltd. In connection with the refinancing of West Hercules in June 2013, the rig was transferred from SFL Deepwater Ltd. to SFL Hercules Ltd.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 27, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2013 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share date)	September 30,	June 30,	2012
	2013	2013	(audited)
Charter revenues - operating lease	38,497	36,455	137,035
Charter revenues - finance leases	43,179	42,364	190,198
Revenues classified as Repayment of investment in finance leases	(13,776)	(12,928)	(59,717)
Profit share income	183	100	—
Cash sweep income	—	—	52,176
Total operating revenues	68,083	65,991	319,692

Gain on sale of assets and termination of charters	—	—	47,386

Vessel operating expenses	(27,246)	(23,898)	(94,914)
Administrative expenses	(1,788)	(1,944)	(8,942)
Depreciation	(14,707)	(14,304)	(55,602)

Total operating expenses	(43,741)	(40,146)	(159,458)

Operating income	24,342	25,845	207,620

Results in associate(1)	6,578	7,018	43,492
Interest income from associates and long term investments(1)	5,668	5,632	22,633
Interest income, other	1,487	1,808	4,541
Interest expense	(18,444)	(18,281)	(88,985)
Amortization of deferred charges	(2,699)	(2,712)	(5,866)
Other financial items	(863)	(882)	(2,026)
Impairment adjustment to investments	—	—	(3,353)
Mark to Market of Derivatives	(2,607)	6,636	7,780
Taxes	—	—	—
Net income	13,462	25,064	185,836

Basic earnings per share ($)	0.14	0.29	2.31

Weighted average number of shares	93,260,000	86,135,604	80,594,399
Common shares outstanding	93,260,000	93,260,000	85,225,000

(1)
Six of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2013 REPORT (UNAUDITED)

BALANCE SHEET	September 30,	June 30,
(in thousands of $)	2013	2013
ASSETS
Short term
Cash and cash equivalents	59,031	41,023
Available for sale securities	67,367	66,690
Amount due from related parties	3,976	1,089
Other current assets	71,954	70,448

Long term
Newbuildings and vessel deposits	118,133	105,337
Vessels and equipment, net	1,104,998	1,026,111
Investment in finance leases	952,866	1,055,901
Investment in associate(1)	34,285	29,549
Amount due from related parties - Long term(1)	557,972	573,591
Deferred charges	45,013	47,755
Other long-term assets	62,957	63,756

Total assets	3,078,552	3,081,250

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	344,203	275,124
Other current liabilities	26,357	23,030
Amount due to related parties	13,100	12,208

Long term
Long term interest bearing debt	1,424,174	1,474,168
Other long term liabilities	81,568	87,479

Stockholders’ equity(2)	1,189,150	1,209,241
Total liabilities and stockholders’ equity	3,078,552	3,081,250

(1)
Six of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’.

(2)
As of September 30, 2013, ‘Stockholders’ equity’ excludes $142.7 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2013 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Year ended
(in thousands of $)	September 30,	June 30,	Dec 31, 2012
	2013	2013	(audited)

OPERATING ACTIVITIES
Net income	13,462	25,064	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,717	16,388	58,819
Impairment adjustment to investments	—	—	3,353
Adjustment of financial derivatives to market value	2,607	(6,636)	(7,780)
Gain on sale of assets and termination of charters	—	—	(47,386)
Result in associate	(6,578)	(7,018)	(43,492)
Other, net	(1,672)	(1,293)	(1,493)
Change in operating assets and liabilities	(4,780)	1,717	(61,287)
Net cash provided by operating activities	19,756	28,222	86,570

INVESTING ACTIVITIES
Repayment of investments in finance leases	13,499	12,656	58,571
Proceeds from sale of vessel/new buildings	—	—	100,733
Net investment in newbuildings and vessel deposits	(12,796)	(46,280)	(90,612)
Purchase of vessels	—	—	(76,936)
Cash received from (paid to) associates(1)	16,393	(160,056)	56,443
Other assets / investments	—	(9,668)	(13,890)
Net cash provided by/ (used in) investing activities	17,096	(203,348)	34,309

FINANCING ACTIVITIES
Proceeds from long and short term debt	62,600	129,747	259,097
Expenses paid in connection with securing finance	(15)	(511)	(3,989)
Repayment of long and short term debt	(40,890)	(69,889)	(318,374)
Re-purchase of Company bonds	(4,168)	—	(28,096)
Cash received from share issue	—	128,801	89,596
Payments in lieu of issuing shares for exercised share options	—	(448)	(1,477)
Cash dividends paid	(36,371)	(36,371)	(152,009)
Net cash used in financing activities	(18,844)	151,329	(155,252)

Net increase/ (decrease) in cash and cash equivalents	18,008	(23,797)	(34,373)
Cash and cash equivalents at beginning of period	41,023	64,820	94,915
Cash and cash equivalents at end of period	59,031	41,023	60,542

(1)
Six of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2013 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules), SFL Linus Ltd (West Linus), Bluelot Shipping Company Ltd (CMA CGM Magellan) and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2013

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Charter revenues - finance lease	18,875	27,870	19,482	—	—	66,227
Revenues classified as Repayment of investment in finance leases	(13,026)	(20,260)	(12,793)	—	—	(46,079)
Charter revenues - operating lease	—	—	—	—	9,852	9,852
Total operating expenses	(2)	(1)	(23)	—	(8,702)	(8,728)
Interest expense, related party(2)	(1,631)	(1,631)	(1,631)	—	—	(4,893)
Interest expense, other	(3,588)	(3,113)	(3,054)	—	—	(9,755)
Other items	—	(1)	(45)	—	—	(46)
Net income(3)	628	2,864	1,936	—	1,150	6,578

(1)	“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.

(2)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(3)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of September 30, 2013

	SFL West Polaris	SFL Deepwater	SFL Herecules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Cash and cash equivalents	—	—	—	—	452	452
Investment in finance leases	496,546	535,189	489,576	—	—	1,521,311
Newbuildings	—	—	—	195,000	—	195,000
Other assets	10,236	9,088	10,000	—	10,944	40,268
Total assets	506,782	544,277	499,576	195,000	11,396	1,757,031

Short term and current portion of long term interest bearing debt	36,000	73,083	27,500	—	—	136,583
Other current liabilities	2,868	4,652	1,580	—	76	9,176

Long term interest bearing debt	360,000	315,500	340,625	—	—	1,016,125
Long term loans from shareholders, net	105,198	129,601	128,173	195,000	—	557,972
Other long term liabilities	—	—	—	2,890	—	2,890

Stockholders equity(2)	2,716	21,441	1,698	(2,890)	11,320	34,285

Total liabilities and stockholders’ equity	506,782	544,277	499,576	195,000	11,396	1,757,031

(1)	“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.

(2)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
THIRD QUARTER 2013 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	September 30,	June 30,	ended Dec 31,
	2013	2013	2012
Net income	13,462	25,064	185,836

Add:
Mark to Market of Derivatives	2,607	(6,636)	(7,780)
Other financial items	(224)	(515)	1,905
Amortization of deferred charges	2,699	2,712	5,866
Interest expense	18,444	18,281	88,985
Interest income, other(1)	(21)	(25)	(134)
Interest income from associates	(4,894)	(4,894)	(19,575)
Results in associate	(6,578)	(7,018)	(43,492)
Depreciation	14,707	14,304	55,602
Long-term investment impairment charge	—	—	3,353
Gain on sale of assets and termination of charters	—	—	(47,386)
Revenues classified as Repayment of investment in finance leases	13,499	12,656	58,571
Other reconciling items	41	45	(3,975)
Investment in associate
Charter revenues - finance lease	66,227	66,415	303,149
Charter revenues - operating lease	9,853	10,193	39,334
Total operating expenses	(8,729)	(9,068)	(34,829)

EBITDA (2)	121,093	121,514	585,430

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.